Amendment No.1 dated April 28, 2009 to TERMS SUPPLEMENT NO. 104 dated April 28, 2009	Filed pursuant to Rule 433
To Prospectus Supplement and Prospectus dated February 5, 2007 and	Registration Statement No. 333-140456
Product Supplement No. 1 dated April 12, 2007 relating to the Eksportfinans ASA U.S. Medium-Term Note Program

EKSPORTFINANS ASA

$[●] 20.75% - 24.75% Reverse Convertible Notes linked to SPDR S&P Homebuilders ETF, due November 13, 2009

Reverse convertible notes (RevCons) offer a short-term, enhanced yield strategy that pays a periodic, above-market, fixed rate coupon in return for the risk that the RevCons will redeem for shares (or an equivalent amount of cash) of the underlying exchange-traded fund at maturity if the closing price per share of the underlying exchange-traded fund trades at or below the knock-in level on any trading day up to and including the determination date and the closing price per share of the underlying exchange-traded fund on the determination date is below the initial price. The value of these shares (or the cash value thereof) will be less than the value of the investor’s initial investment and may be zero, and the investor has no opportunity to participate in any upside. Alternatively, if shares of the underlying exchange-traded fund never trade at or below the knock-in level, the RevCons will return the stated principal amount at maturity. The coupon is paid regardless of the performance of the underlying exchange-traded fund. RevCons are not principal protected. All payments on the RevCons are subject to the credit risk of Eksportfinans ASA.

“RevCons” is a service mark of Morgan Stanley.

Offering Information

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Agent:	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036

Agent acting in the capacity as:	Principal

Offering:	This terms supplement relates to an offering of notes which is linked to one, and only one, Reference Share.

Aggregate face amount:	$[●].

Trade Date:	May 8, 2009

Original Issue Date:	May 13, 2009

Determination Date:	November 10, 2009

Maturity Date†:	November 13, 2009

Reference Share:	Shares of the SPDR S&P Homebuilders ETF

CUSIP:	282645PH7

ISIN:	US282645PH74

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

Investing in any one or more of these notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

Product Supplement No. 1 dated April 12, 2007	Prospectus Supplement and Prospectus dated February 5, 2007

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the notes prior to their issuance. In the event of any changes to the terms of any of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

MORGAN STANLEY

Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 1-800-584-6837.

	Price to Public		Fees and Commissions			Proceeds to Us

Per note:		$1,000.00		$15.00	*		$985.00
Total:	$		$		*	$

*	See “Supplemental plan of distribution” on page 20. The actual price to the public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor. The lowest price payable by an investor is $995 per RevCon. Please see “Agent’s Commissions Information” on page 10 for further details.

Investment Overview

RevCons pay a periodic, above-market, fixed rate coupon. At maturity, the notes will pay either (i) an amount of cash equal to the stated face amount of the notes, or (ii) if the closing price of the Reference Shares on the Determination Date is less than the Initial Reference Level and the closing price of the related Reference Shares has decreased to or below the specified Knock-In Level on any Trading Day over the term of the notes, a number of Reference Shares (or at our option, the cash equivalent thereof) worth less than the stated face amount of the notes. RevCons are not principal protected and offer no potential for appreciation. The value of any Reference Shares delivered at maturity, and accordingly its cash value, will be less than the stated face amount of the notes, and may be zero. All payments on the RevCons are subject to the credit risk of Eksportfinans ASA.

Reference Share Overview

SPDR S&P Homebuilders ETF

The SPDR S&P Homebuilders ETF (the Reference Share or the Exchange-Traded Fund) seeks to replicate, as closely as possible, before fees and expenses, the total return on the S&P Homebuilders Select Industry Index (the Index). The Index measures the performance of the homebuilding industry of the U.S. equity market.

Information as of market close on April 27, 2009.

Ticker:	XHB	52 Weeks ago:	$21.99
Current Price Per Share:	$12.94	52 Week High (on 04/28/2008):	$23.17
Current Dividend Yield:	4.82%	52 Week Low (on 03/09/2009):	$8.23

Key Investment Rationale

The notes offer an income oriented strategy linked to the Reference Share.

•	A coupon per annum which is higher than the current dividend yield on the Reference Share.

•	No potential to participate in any appreciation in the Reference Share.

•	RevCons are not principal protected.

Key Benefits

The notes pay an above market coupon in exchange for downside exposure to the Reference Share, with only contingent protection against declines in the Reference Share. If the closing price of the Reference Share declines to, or below, the Knock-In Level on any Trading Day from, and including, the Trade Date to, and including, the Determination Date, you will then be subject to full downside exposure to the Reference Share.

Enhanced Yield	•	A monthly coupon, the rate per annum of which is higher than the current dividend yield on the Reference Share.

	•	The coupon will be paid regardless of the performance of the Reference Share.

Best Case Scenario	•	If the closing price of the Reference Share never declines to or below the Knock-In Level on any Trading Day, the notes will redeem, at maturity, for the stated face amount, resulting in a total return equal to the coupon. You will not participate in any appreciation in the Reference Share, even if the Reference Share is above the Initial Reference Level on the Determination Date.

Worst Case Scenario	•	If the closing price of the Reference Share declines to or below the Knock-In Level on any Trading Day during the term of the notes and, on the Determination Date, is at a level below its Initial Reference Level, the notes will redeem for an amount of the Reference Share worth less than the stated face amount and which may be zero. In this scenario, the notes will have outperformed the Reference Share by the coupon.

Summary of Selected Key Risks (see page “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement).

•	No guaranteed return of principal.

•	The notes are subject to the credit risk of Eksportfinans, and its credit ratings and credit spreads may adversely affect the market value of the Notes.

•	The notes will not provide investors with any appreciation in the Reference Share.

•	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

•	If the notes are accelerated upon a default, you may receive an amount worth substantially less than the stated face amount of the notes.

•	The issuer of the Reference Share is not involved in the offering for the notes in anyway. Neither the Issuer nor the agent has made any due diligence inquiry in connection with the offerings.

•	The antidilution adjustments the calculation agent is required to make may not match actual developments with regard to the Reference Share.

•	The U.S. federal income tax consequences of an investment in the RevCons are uncertain.

Additional Risk Factors

Risks associated with the homebuilding industry will affect the value of the notes.

The homebuilding industry is significantly affected by factors in general and local economic conditions and real estate markets as well as by weather conditions, natural disasters and geopolitical events, any of which could affect the ability of the companies the equity securities of which are held by the Reference Share to conduct their businesses profitably. The homebuilding industry is cyclical and has from time to time experienced significant difficulties. The prices of the equity securities held by the Exchange-Traded Fund and, in turn, the price of the Reference Share, will be affected by a number of factors that may either offset or magnify each other, including:

•	employment levels and job growth;

•	the availability of financing for home buyers;

•	interest rates;

•	consumer confidence;

•	housing demand;

•	the availability of suitable undeveloped land;

•	raw material and labor shortages and price fluctuations;

•	federal, state and local laws and regulations concerning the development of land, homebuilding, home sales, consumer financing and environmental protection;

•	competition among companies which engage in the homebuilding business; and

•	the supply of homes and other housing alternatives.

In addition, weather conditions and natural disasters such as hurricanes, tornadoes, earthquakes, floods and fires can harm the homebuilding business. Geopolitical events, such as the aftermath of the war with Iraq and the terrorist attacks on September 11, 2001, and related market disruptions could also have a significant impact on the homebuilding business.

The difficulties described above could cause an upturn or a downturn in the homebuilding industry generally or regionally and could cause the value of the equity securities held by the Reference Share and thus the price of the Reference Share to decline or remain flat during the term of the notes.

There will be no direct correlation between the value of the notes or the price of the Reference Share and residential housing prices.

There is no direct linkage between the price of the Reference Share and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the equity securities held by the Reference Share and consequently the price of the Reference Share, the price of the Reference Share and the notes are not directly linked to movements of residential housing prices and may be affected by factors unrelated to such movements.

The common stocks held by the underlying Exchange-Traded Fund or included in the Index are not necessarily representative of that industry.

The performance of the Reference Share or the Index may not correlate with the performance of the entire industry. The price of the Reference Share or the level of the Index may decline in value even if the industry as a whole rises in value, or rise in value even if the industry as a whole declines in value. Furthermore, one or more of the issuers of the common stocks held by the Exchange-Traded Fund or included in the Index may engage in new lines of business or cease to be involved in the particular industry.

The value of the stocks held by the Exchange-Traded Fund may not track the value of the Index.

Although the trading characteristics and valuations of the stocks held by the Exchange-Traded Fund will usually mirror the characteristics and valuations of the Index, the value of the stocks held by the Exchange-Traded Fund may not completely track the value of the Index. The price of the Reference Share will reflect transaction costs and fees that are not included in the calculation of the Index. Additionally, because the Exchange-Traded Fund does not actually hold all of the stocks underlying the Index but invests in a representative sample of securities which have a similar investment profile as the stocks underlying the Index, the Exchange-Traded Fund will not fully replicate the performance of the Index.

The performance of the Exchange-Traded Fund may not correlate with the performance of the Index.

The Exchange-Traded Fund uses an indexing strategy of “replication” (as described under “SPDR S&P Homebuilders ETF — Replication”) to seek to replicate as closely as possible, before fees and expenses, the total return of the Index. The Exchange-Traded Fund will generally invest in all of the equity securities included in the Index; however, the Exchange-Traded Fund may invest up to 5.00% of the Exchange-Traded Fund’s assets in securities not included in the Index but which SSgA Funds Management, Inc. (SSFM), the Reference Share sponsor, believes will help the Exchange-Traded Fund track the Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds). Therefore, while the performance of the Exchange-Traded Fund is linked principally to the performance of the Index, the performance of the Exchange-Traded Fund is also generally linked in part to other securities or assets. In addition, the performance of the Exchange-Traded Fund will reflect additional transaction costs and fees that are not included in the calculation of the Index. Also, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Exchange-Traded Fund and the Index. Finally, because the shares of the Exchange-Traded Fund are currently traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Exchange-Traded Fund may differ from the net asset value per share of the Exchange-Traded Fund.

For all of the foregoing reasons, the performance of the Exchange-Traded Fund may not correlate with the performance of the Index. Consequently, the return on the notes will not be the same as investing directly in the shares of the Exchange-Traded Fund or in the Index or in the equity securities held by the Exchange-Traded Fund or included in the Index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the Index.

Owning the notes is not the same as either owning the common stocks that are held by the Exchange-Traded Fund or that underlie the Index, or shares of the Exchange-Traded Fund itself.

Your return will not reflect the return you would realize if you actually owned and held the stocks held by the Exchange-Traded Fund or shares of the Exchange-Traded Fund itself for a similar period because the payment at maturity per note will be determined without taking into consideration the value of any dividends that may be paid on the stocks held by the Exchange-Traded Fund or on shares of the Exchange-Traded Fund itself. The notes represent senior unsecured obligations of Eksportfinans and do not represent or convey any rights of ownership in the Exchange-Traded Fund or in stocks held by the Exchange-Traded Fund. In addition, you will not receive any dividend payments or other distributions on the stocks held by the Exchange-Traded Fund or the shares of the Exchange-Traded Fund itself, and as a holder of the notes, you will not have voting rights or any other rights that holders of stocks held by the Exchange-Traded Fund or the shares of the Exchange-Traded Fund itself may have. Even if the price of the Exchange-Traded Fund increases or decreases during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the price of the Exchange-Traded Fund to increase or decrease while the market value of the notes declines. In addition, investing in the notes is not equivalent to investing in a mutual fund or other pooled investment that invests in the stocks held by the Exchange-Traded Fund. The return on your investment in the notes may differ from the return you might earn on a direct investment in a mutual fund or other pooled investment over a similar period.

Key Terms of the Notes

Reference Share:	The Reference Share for the note offering will be the shares of the SPDR S&P Homebuilders ETF as set forth below:

CUSIP No.	Relevant Exchange	Ticker Symbol

78464A888	NYSE Arca	XHB

Interest Rate:	20.75% - 24.75% per annum, payable monthly in arrears on each Interest Payment Date beginning June 13, 2009.

Interest Payment Date:	The interest payment dates for the note offering are June 13, 2009, July 13, 2009, August 13, 2009, September 13, 2009, October 13, 2009 and the Maturity Date.

Redemption Amount:	The Redemption Amount payable for each note offering on the Maturity Date in respect of each $1,000.00 face amount will be:

•	if the closing price per share of the Reference Share quoted by the Relevant Exchange has not been at or below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

•	if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level of, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, (or, at our option, the cash value thereof) if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Initial Reference Level:	$[●], the closing price of the Reference Share quoted by the Relevant Exchange on the Trade Date.

Final Reference Level:	The closing price of the Reference Share quoted by the Relevant Exchange on the Determination Date.

Knock-In Level:	70.00% of the Initial Reference Level.

Share Redemption Amount:	[●]. The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold, in the amount set forth for the note offering above (or, at our option, the cash value thereof). This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level, as determined on the Trade Date. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level. The Share Redemption Amount is subject to adjustment as described under “Antidilution Adjustments” below.

Antidilution Adjustments:	If the Reference Share is subject to a stock split or reverse stock split, then once such split has become effective, the Share Redemption Amount will be adjusted to equal the product of the prior Share Redemption Amount and the number of shares issued in such stock split or reverse stock split with respect to one Reference Share.

No adjustment to the Share Redemption Amount pursuant to the paragraph above will be required unless such adjustment would require a change of at least 0.1% in the Share Redemption Amount. The Share Redemption Amount so adjusted will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward.

Discontinuance of the Reference Share and/or Index; Alteration of Method of Calculation:	If the Reference Share is liquidated or otherwise terminated (a liquidation event), the intraday price and the closing price, as applicable, following the liquidation event will be determined by the calculation agent and will be deemed to equal the product of (i) (a) the value of the Index (or any successor index, as described below) at such time on such Trading Day, in the case of the intraday price, or (b) the closing value of the Index (or any successor index, as described below) on such Trading Day, in the case of the closing price, (in each case, taking into account any material changes in the method of calculating the share underlying index following such liquidation event) times (ii) a fraction, the numerator of which is the closing price of the Reference Share and the denominator of which is the closing value of the Index (or any successor index, as described below), each determined as of the last day prior to the occurrence of the liquidation event on which a closing price of the Reference Share was available.

If, following a liquidation event, the Index publisher discontinues publication of the Index and the Index publisher or another entity (including MS&Co.) publishes a successor or substitute index that MS&Co., as the calculation agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a successor index), then any subsequent intraday price at any time on any Trading Day, or closing price on any Trading Day, following a liquidation event will be determined by reference to (a) the published value of such successor index at such time on such Trading Day, in the case of the intraday price, or (b) the published value of such successor index at the regular weekday close of trading on such Trading Day, in the case of the closing price.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be furnished to the Trustee, to us and to The Depository Trust Company, as holder of the RevCons linked to the Reference Share, within three Trading Days of such selection. We expect that such notice will be made available to you, as a beneficial owner of such RevCons, in accordance with the standard rules and procedures of The Depository Trust Company and its direct and indirect participants.

If the Index publisher discontinues publication of the Index prior to, and such discontinuance is continuing on, any Trading Day, the determination date or on the date of acceleration following a liquidation event and MS&Co., as the calculation agent, determines, in its sole discretion, that no successor index is available at such time, then the calculation agent will determine the closing price for any such date in accordance with the formula for calculating the Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at such time during the principal trading session of the relevant exchange on such date of each security most recently composing the share underlying index without any rebalancing or substitution of such securities following such discontinuance. Following any such determination, the calculation agent will not compute the intraday price and will instead rely on the closing price as computed by the calculation agent for the purpose of determining whether a Knock-In Level Trigger has occurred. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the RevCons linked to the Reference Share.

CUSIP No.:	282645PH7

ISIN:	US282645PH74

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Morgan Stanley & Co. Incorporated (MS&Co.) 1585 Broadway New York, NY 10036 Attn: Structured Investments Telephone No.: +1 212 761 4000

Additional terms specific to the notes

You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Agent’s Commissions Information

The Notes will be issued at $1,000.00 per Note and the Agent’s Commissions will be $15.00 per Revcon; provided that the price to the public and the Agent’s Commissions for the purchase by any single investor of between $1,000,000.00 and $2,999,999.00 principal amount of RevCons will be $997.50 per RevCon and $12.50 per RevCon, respectively; for the purchase by any single investor of between $3,000,000 and $4,999,999 principal amount of

Notes will be $996.25 per Note and $11.25 per RevCon, respectively; and for the purchase by any single investor of $5,000,000 or more principal amount of Notes will be $995.00 per RevCon and $10.00 per RevCon, respectively.

		Principal Amount of RevCons for a
Issue Price	Selling Concession	Single Investor

$1,000.00	$15.00	< $1,000,000.00
$997.50	$12.50	$1,000,000.00 - $299,000.000.00
$996.25	$11.25	$3,000,000.00 - $4,990,000.00
$995.00	$10.00	≥ $5,000,000.00

Selling Concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the RevCons distributed by such dealers.

Hypothetical examples of amounts payable at maturity

The following tables set out the hypothetical total return to the Maturity Date of a hypothetical note, based on the terms and assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Share on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.

The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Share.

The market price of the Reference Share has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Share over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Share set forth elsewhere in this terms supplement. For information about the price of the Reference Share during recent periods, see “The Reference Share” below.

If the closing price of the Reference Share quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.

By contrast, if the closing price of the Reference Share quoted by the Relevant Exchange is less than the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date and the Final Reference Level on the Determination Date is less than the Initial Reference Level, the Redemption Amount payment on the Maturity Date will be made in Reference Shares (or, at our option, the cash value thereof) (with fractional shares paid in cash).

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a six month term, a hypothetical interest rate of 22.75%, a hypothetical Initial Reference Level of $100.00 and a hypothetical Knock-In Level of $70.00. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

Assumed Closing Price	Value of	6 Monthly
of Reference Shares	Payment at	Interest	6 Month Total Return
on Determination Date	Maturity	Payments	$	%

$80.00	$1,000.00	$113.75	$1,113.75	11.375%
$85.00	$1,000.00	$113.75	$1,113.75	11.375%
$90.00	$1,000.00	$113.75	$1,113.75	11.375%
$95.00	$1,000.00	$113.75	$1,113.75	11.375%
$100.00	$1,000.00	$113.75	$1,113.75	11.375%
Greater than $100.00	$1,000.00	$113.75	$1,113.75	11.375%

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, using the same terms as in the prior example above, however, in these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

Assumed Closing Price	Value of		6 Monthly
of Reference Shares	Payment at		Interest	6 Month Total Return
on Determination Date	Maturity		Payments	$	%

Greater than: $100.00	$1,000.00		$113.75	$1,070.00	11.375%
$80.00	$800.00	*	$113.75	$913.75	−8.625%
$60.00	$600.00	*	$113.75	$713.75	−28.625%
$40.00	$400.00	*	$113.75	$513.75	−48.625%
$20.00	$200.00	*	$113.75	$313.75	−68.625%
$10.00	$100.00	*	$113.75	$213.75	−78.625%
$5.00	$50.00	*	$113.75	$163.75	−83.625%
$0.00	$0.00	*	$113.75		−88.625%

*	Payable in Reference Shares at the option of the Issuer.

The Reference Share

The SPDR S&P Homebuilders ETF

We have derived all information contained in this terms supplement regarding the SPDR S&P Homebuilders ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, SPDR Series Trust and SSFM. We make no representation or warranty as to the accuracy or completeness of such information. The SPDR S&P Homebuilders ETF is an investment portfolio maintained and managed by SSFM. SSFM is the investment adviser to the SPDR S&P Homebuilders ETF. The SPDR S&P Homebuilders ETF is an exchange-traded fund (ETF) that currently trades on the NYSE Arca under the ticker symbol “XHB”. The inception date of the SPDR S&P Homebuilders ETF is January 31, 2006. Prior to January 8, 2007 the SPDR S&P Homebuilders ETF was known as the SPDR Homebuilders ETF.

SPDR Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the SPDR S&P Homebuilders ETF. Information provided to or filed with the SEC by SPDR Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding SPDR Series Trust, SSFM or the SPDR S&P Homebuilders ETF, please see the SPDR Series Trust’s Prospectus, dated October 31, 2007 (as supplemented on December 27, 2007). In addition, information about SPDR Series Trust, SSFM and the SPDR S&P Homebuilders ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR Series Trust website at http://www.SPDRETFs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR Series Trust website is not incorporated by reference in, and should not be considered a part of, this terms supplement.

This terms supplement relates only to the notes offered hereby and does not relate to the SPDR S&P Homebuilders ETF. We have derived all disclosures contained in this terms supplement regarding the SPDR Series Trust or the SPDR S&P Homebuilders ETF from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor any Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the SPDR Series Trust or the SPDR S&P Homebuilders ETF. Neither we nor any Agent makes any representation that such publicly available documents or any other publicly available information regarding the SPDR Series Trust or the SPDR S&P Homebuilders ETF is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of shares of the SPDR S&P Homebuilders ETF (and therefore the price of shares of the SPDR S&P Homebuilders ETF on the pricing date) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the SPDR Series Trust or the SPDR S&P Homebuilders ETF could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes.

The SPDR Series Trust consists of separate investment portfolios (each, a SPDR Series Fund). Each SPDR Series Fund is an index fund that invests in a particular industry or group of industries represented by a specified Select Industry Index (each, a Select Industry Index). The companies included in each Select Industry Index are selected on the basis of Global Industry Classification Standards (GICS) from a universe of companies defined by its underlying index. The investment objective of each SPDR Series Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular industry or group of industries, as represented by a specified market industry index. The Select Industry Indices upon which the SPDR Series Funds are based are comprised of the companies in the S&P Total Market Index (the S&P TMI Index).

The S&P Homebuilders Select Industry Index is derived from the homebuilding segment of the S&P TMI Index, a U.S. total market composite index.

Investment Objective and Strategy

The SPDR S&P Homebuilders ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the S&P Homebuilders Select Industry Index. The S&P Homebuilders Select Industry Index measures the performance of the homebuilding industry of the U.S. equity market. The S&P Homebuilders Select Industry Index includes companies in the following sub-industries: homebuilding, home improvement retail and home furnishings.

Replication

The SPDR S&P Homebuilders ETF pursues the indexing strategy of “replication” in attempting to track the total return of the S&P Homebuilders Select Industry Index. The SPDR S&P Homebuilders ETF generally will invest in all of the securities which comprise the S&P Homebuilders Select Industry Index. The SPDR S&P Homebuilders ETF will normally invest at least 95% of its total assets in common stocks that comprise the S&P Homebuilders Select Industry Index. The SPDR S&P Homebuilders ETF may also invest up to 5% of its other assets in securities not included in the S&P Homebuilders Select Industry Index but which SSFM believes will help the SPDR S&P Homebuilders ETF track the S&P Homebuilders Select Industry Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

Correlation

The S&P Homebuilders Select Industry Index is a theoretical financial calculation, while the SPDR S&P Homebuilders ETF is an actual investment portfolio. The performance of the SPDR S&P Homebuilders ETF and the S&P Homebuilders Select Industry Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. The SPDR S&P Homebuilders ETF seeks a correlation of 0.95 or better between the SPDR S&P Homebuilders ETF’s performance and the performance of the S&P Homebuilders Select Industry Index. A figure of 1.00 would indicate perfect correlation. Any correlation of less than 1.00 is called a “tracking error.” The SPDR S&P Homebuilders ETF, using a replication strategy, can be expected to have a lesser tracking error than a fund using a representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

Holdings Information

As of April 23, 2009, the SPDR S&P Homebuilders ETF included 23 companies. The SPDR S&P Homebuilders ETF’s three largest holdings are Owens Corning, Mohawk Industries, Inc. and Kb Home. The following table summarizes the SPDR S&P Homebuilders ETF’s holdings in individual companies as of such date.

All Holdings in Individual Securities as of April 23, 2009

			Total
Ticker	Issue Name	Sector Classification	Asset

OC	Owens Corning	Consumer Discretionary	6.25%
MHK	Mohawk Industries, Inc.	Consumer Discretionary	5.55%
KBH	Kb Home	Consumer Discretionary	5.40%
CTX	Centex Corp	Consumer Discretionary	5.07%
RYL	Ryland Group Inc	Consumer Discretionary	5.06%
DHI	D R Horton Inc	Consumer Discretionary	5.01%
NVR	Nvr Inc	Consumer Discretionary	4.64%
MAS	Masco Corp	Consumer Discretionary	4.59%
BBBY	Bed Bath & Beyond Inc	Consumer Discretionary	4.57%
SHW	Sherwin Williams Co	Consumer Discretionary	4.45%
WSM	Williams Sonoma Inc	Consumer Discretionary	4.39%
RCII	Rent A Ctr Inc New	Consumer Discretionary	4.27%
LEG	Leggett & Platt Inc	Consumer Discretionary	4.24%
LII	Lennox Intl Inc	Consumer Discretionary	4.18%
LOW	Lowes Cos Inc	Consumer Discretionary	4.18%
TOL	Toll Brothers Inc	Consumer Discretionary	4.17%
MDC	M D C Hldgs Inc	Consumer Discretionary	4.14%
AAN	Aarons Inc	Consumer Discretionary	4.13%
HD	Home Depot Inc	Consumer Discretionary	4.06%
PHM	Pulte Homes Inc	Consumer Discretionary	3.98%
SSD	Simpson Manufacturing Co In	Consumer Discretionary	3.83%
LEN	Lennar Corp	Consumer Discretionary	3.73%
82525198	Aim Stit Stic Prime Por	Unassigned	0.09%

The SPDR S&P Homebuilders ETF’s per share net asset value (NAV) is the value of one share of the SPDR S&P Homebuilders ETF and is calculated by dividing the value of total assets less total liabilities by the number of shares outstanding. The NAV return is based on the NAV of the SPDR S&P Homebuilders ETF and the market return is based on the market price per share of the SPDR S&P Homebuilders ETF. The market price used to calculate the market return is determined by using the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the SPDR S&P Homebuilders ETF are listed for trading, as of the time that the SPDR S&P Homebuilders ETF’s NAV is calculated. Since shares of the SPDR S&P Homebuilders ETF are listed for trading, as of the time that the SPDR S&P Homebuilders ETF’s NAV is calculated. Since shares of the SPDR S&P Homebuilders ETF did not trade in the secondary market until several days after the SPDR S&P Homebuilders ETF’s inception, for the period from inception to the first day of the secondary market trading in shares of the SPDR S&P Homebuilders ETF (January 31, 2006 and February 6, 2006, respectively), the NAV of the SPDR S&P Homebuilders ETF is used as a proxy for the secondary market trading price to calculate market returns. NAV and market returns assume that dividends and capital gain distributions have been reinvested in the SPDR S&P Homebuilders ETF at NAV.

Industry Breakdown of the SPDR S&P Homebuilders ETF
as of the December 30, 2008 Semi-Annual Report

Industry	Net Assets
Homebuilding	46.20%
Home Improvement Retails	14.70%
Home Furnishings	14.50%
Building Products	14.40%
Short Term Investments	24.80%
Other Assets and Liabilities	(24.70)%
TOTAL	100.00%

*	The SPDR S&P Homebuilders ETF’s industry breakdown is expressed as a percentage of net assets and may change over time.

The information above was compiled from the SPDR Series Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the SPDR Series Trust website is not incorporated by reference in, and should not be considered a part of, this terms supplement.

The S&P Homebuilders Select Industry Index

We have derived all information regarding the S&P Homebuilders Select Industry Index contained in this terms supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and is provided for informational purposes only. That information reflects the policies of, and is subject to change by, Standard & Poor’s (S&P). S&P has no obligation to continue to publish, and may discontinue publication of, the S&P Homebuilders Select Industry Index. We make no representation or warranty as to the accuracy or completeness of any information relating to the S&P Homebuilders Select Industry Index.

The Index is an equal-weighted market cap index that is designed to measure the performance of the homebuilders sub-industry portion of the S&P Total Market Index (S&P TMI), a benchmark that defines the U.S. equity market.

The S&P TMI offers broad market exposure to companies of all market capitalization, including all common equities listed on the NYSE, AMEX, and the NASDAQ National and Small Cap markets. Only U.S. companies are eligible for inclusion in the S&P TMI.

Each of the constituent stocks in the Index (the Component Stocks) is a constituent company within the homebuilding sub-industry of the S&P TMI.

Additional information concerning the S&P Homebuilders Select Industry Index may be obtained at S&P’s website (http://www.indices.standardandpoors.com). Information contained in S&P’s website is not incorporated by reference in, and should not be considered part of, this terms supplement.

Index Eligibility

Membership to the S&P Homebuilders Select Industry Index is based on a company’s Global Industry Classification Standard (GICS) classification, as well as liquidity market cap requirements and domicile.

To be eligible for the S&P Homebuilders Select Industry Index, companies must be in the S&P TMI and rank in the top 90% of their relevant GICS sub-industry (i.e., homebuilding sub-industry) by float-adjusted market capitalization. The stocks at the top, whose cumulative market capitalization is less than or equal to 90% of the total market capitalization of the homebuilding sub-industry, are deemed to qualify. If the stock count is less than 21, then companies having a float-adjusted market capitalization above U.S. $500 million are added sequentially in order of float-adjusted market capitalization. If there are still fewer than 21 stocks in the S&P Homebuilders Select Industry

Index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds, are included in order of their float adjusted market capitalization to reach 21 constituents.

Market Capitalization. Stocks with a float-adjusted market capitalization above U.S. $500 million and meet the liquidity threshold are included in order of their float-adjusted market capitalization until the stock count reaches 21. The float-adjusted market capitalization of these stocks must combine to be at least 90% of the total homebuilding sub-industry market capitalization. If the S&P Homebuilders Select Industry Index still does not have enough stocks that meet the criteria for inclusion, the minimum market capitalization requirements may be relaxed until the other requirements have been satisfied.

Liquidity. Constituents must have a liquidity ratio — defined by dollar value traded over the previous 12 months divided by average market capitalization over the previous 12 months — greater than 30%. The length of time to evaluate liquidity is reduced to available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile. U.S. companies only.

As of April 23, 2009, the S&P Homebuilders Select Industry Index included 22 Component Stocks:

Ticker
Symbol	Component Stock

AAN	Aaron’s Inc.
BBBY	Bed Bath & Beyond Inc
CTX	Centex Corp
DHI	Horton, D.R. Inc
HD	Home Depot Inc
KBH	KB Home
LEG	Leggett & Platt
LEN	Lennar Corp A
LII	Lennox International Inc
LOW	Lowe’s Cos Inc
MAS	Masco Corp
MDC	MDC Holdings Inc
MHK	Mohawk Industries Inc
NVR	NVR Inc
OC	Owens Corning Inc
PHM	Pulte Homes Inc
RCII	Rent-A-Center Inc
RYL	Ryland Group Inc
SHW	Sherwin-Williams Co
SSD	Simpson Manufacturing Co Inc
TOL	Toll Brothers Inc

Index Construction and Calculations

The Index is equal-weighted and calculated by the divisor methodology.

The initial divisor is set to have a base index value of 1000 on December 15, 2000. The index value is simply the index market value divided by the index divisor:

Index Value = (Index Market Value) / Divisor

Index Market Value = (Component Stocks) i × (Price) i

                                   where N is the number of stocks in the index.

At the beginning of each quarterly rebalancing, The Component Stocks are set so that each constituent has equal weight.

(Component Stocks) i, after rebalance =	K / (Price) i, rebalance date

where K is an arbitrary or nominal value used to ensure each
Component Stock’s “shares” number is derived to establish equal weighting in the Index.

In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing.

(Index Value) before rebalance = (Index Value) after rebalance

Therefore,

(Divisor) after rebalance = (Index Market Value) after rebalance / (Index Value) before rebalance

Index Maintenance

The membership to S&P Homebuilders Select Industry Index is reviewed quarterly. Rebalancing occurs after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the pervious month. No companies are added between rebalancings. However, a company will be deleted from the S&P Homebuilders Select Industry Index if the S&P TMI drops the constituent. If a constituent deletion causes the number of companies in the S&P Homebuilders Select Industry Index to fall below 21, no addition will be made to the S&P Homebuilders Select Industry Index until the next rebalancing. At that time, the entire S&P Homebuilders Select Industry Index will be rebalanced based on all eligibility criteria, including minimum number of companies. In case of GICS changes, where a company does not belong to the homebuilding sub-industry after the classification change, it is removed from the S&P Homebuilders Select Industry Index at the next rebalancing.

The table below summarizes the types of index maintenance adjustments and indicates whether or not an index adjustment is required.

S&P TMI Action	Adjustment made to Index	Divisor adjustment?
Constituent change	If the constituent is a member of the Index, it is dropped.	Yes
Share changes between quarterly share adjustments	None.	No
Quarterly Component Stock changes	There is no direct adjustment, however, on the same date the Index rebalancing will take place.	Only because of the Index rebalancing.
GICS change	None. If, after the GICS change, a company no longer qualifies to belong to the Index, it is removed at the next rebalancing.	No
Spin-off	No weight change. The price adjusted to price of Parent Company minus (Price of Spin-off company/Share Share ratio). The Component Stocks change so that the company’s weight remains the same as its weight before the spin-off.	No
Rights Offering	The price is adjusted to Price of Parent Company minus (Price of Rights Subscription/Rights Ratio). The Component Stocks change so that the company’s weight remains the same as its weight before the spin-off.	No
Stock split	The Component Stocks are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None.	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Corporate Actions

Corporate Action	Adjustment made to Index	Divisor adjustment?
Spin-off	No weight change. The price is adjusted to the Price of the Parent Company minus (the Price of the Spin-off company/Share Exchange Ratio). The Component Stocks change so that the company’s weight remains the same as its weight before the spin-off.	No
Rights Offering	The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Subscription/Rights Ratio). The Component Stocks change so that the company’s weight remains the same as its weight before the spin-off.	No
Stock Split	The Component Stocks are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None.	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Total Return and Net Return Indices

The S&P Homebuilders Select Industry Index will have a total return counterpart, which assumes dividends are reinvested in the Index after the close on the ex-date. On any given date t:

Total Return Multiplier t= [(Total Return Index Value t-1) + (Total Return Multiplier t)] / (Index Value t-1)

Total Return Index Value t = (Total Return Index Value t-1) × (Total Return Multiplier t)

Index Dividend Points t = (Component Stocks) i, t × (Ex − dividends) i, t/ Divisor t

Historical Performance

The table sets forth below the high, low and final closing price per share of the Reference Share, for each quarter in the period since January 1, 2006 through April 23, 2009. We obtained the information in the table below from Bloomberg Financial Services, without independent verification.

Period	High	Low	Period End
2006
First Quarter	$46.14	$41.98	$44.75
Second Quarter	$46.49	$32.54	$33.98
Third Quarter	$34.28	$29.40	$32.72
Fourth Quarter	$38.65	$32.28	$37.39
2007
First Quarter	$39.70	$32.55	$32.55
Second Quarter	$36.00	$30.23	$30.23
Third Quarter	$30.92	$21.31	$21.40
Fourth Quarter	$23.55	$17.14	$19.35
2008
First Quarter	$23.36	$16.10	$21.69
Second Quarter	$24.11	$16.43	$16.43
Third Quarter	$22.37	$14.61	$19.67
Fourth Quarter	$20.11	$8.88	$11.98
2009
First Quarter	$13.14	$8.23	$10.62
Second Quarter (through April 23, 2009)	$13.06	$10.88	$12.94

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by SSFM. SSFM makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. SSFM has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Supplemental information regarding taxation in the United States

The amount of the stated interest rate on the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 1) are set forth in the table below.

Deposit	Put Premium
[●]%	[●]%

In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain. Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.

Supplemental plan of distribution

The notes will be purchased by Morgan Stanley & Co. Incorporated (the agent) as principal, pursuant to terms agreements between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with each issuance of the notes.

See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.